UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CONSUMER PORTFOLIO SERVICES INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

210502100
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 13G/A
CUSIP No. 210502100		Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,681,137

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,681,137

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,681,137

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

SCHEDULE 13G/A
CUSIP No. 210502100		Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
STEPHEN H. DECKOFF

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,681,137

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,681,137

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,681,137

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Page 4 of 9 Pages

Item 1(a).	Name of Issuer

Consumer Portfolio Services, Inc. (the “Issuer” or the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at 3800 Howard Hughes Parkway, Suite 1400, Las Vegas, Nevada 89169.

Item 2(a).	Name of Person Filing

This statement is filed by Black Diamond Capital Management, L.L.C. (“Black Diamond”) and Stephen H. Deckoff (“Mr. Deckoff”). Black Diamond and Mr. Deckoff are each referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Black Diamond exercises investment discretion on behalf of investment advisory affiliates that serve as investment advisers to Black Diamond investment vehicles for whose account the Shares reported herein are held. Mr. Deckoff is the Managing Principal of Black Diamond. Black Diamond and Mr. Deckoff accordingly may be deemed to be the beneficial owner of all of the Shares reported herein. The agreement among the Reporting Persons to file this statement jointly in accordance with Rule 13d-1(k) of the Act is attached as Exhibit A to this statement.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of Black Diamond is One Sound Shore Drive, Suite 200, Greenwich, CT 06830. The principal business address of Mr. Deckoff is c/o Black Diamond Capital Management, L.L.C., 5330 Yacht Haven Grande, Suite 100, St. Thomas, U.S. Virgin Islands 00802.

Item 2(c).	Citizenship:

Black Diamond is a Delaware limited liability company. Mr. Deckoff is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value (the “Shares”)

Item 2(e).	CUSIP Number:

210502100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(g) ☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Page 5 of 9 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2020, each of the Reporting Persons may be deemed the beneficial owner of (i) 3,518,420 Shares held for the account of Black Diamond Credit Strategies Master Fund, Ltd. and (ii) 162,717 Shares held for the account of a certain Black Diamond investment vehicle.

Item 4(b)	Percent of Class:

As of December 31, 2020, each of the Reporting Persons may be deemed the beneficial owner of approximately 16.3% of Shares outstanding. (There were 22,565,112 Shares outstanding as of October 28, 2020, according to the Issuer’s quarterly report on Form 10-Q, filed November 03, 2020).

Item 4(c)	Number of Shares as to which such person has:

BLACK DIAMOND AND MR. DECKOFF:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	3,681,137
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	3,681,137

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Black Diamond Credit Strategies Master Fund, Ltd. and a certain Black Diamond investment vehicle (and their investment adviser, Black Diamond Credit Strategies Fund Adviser, L.L.C.) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Page 6 of 9 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Stephen H. Deckoff
Name: Stephen H. Deckoff
Title: Managing Principal

STEPHEN H. DECKOFF

/s/ Stephen H. Deckoff

February 16, 2021

Page 8 of 9 Pages

EXHIBIT INDEX
Ex.		Page No.
A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Consumer Portfolio Services, Inc. dated as of February 16, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Stephen H. Deckoff
Name: Stephen H. Deckoff
Title: Managing Principal

STEPHEN H. DECKOFF

/s/ Stephen H. Deckoff

February 16, 2021